

# GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Palmetto Advisory Group, LLC:

We have audited the accompanying financial statements of Palmetto Advisory Group, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Palmetto Advisory Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Palmetto Advisory Group, LLC as of December 31, 2015, in accordance with generally accepted accounting principles in the United States of America.

*Greer Walker LLP*

February 19, 2016

**GreerWalker LLP – Certified Public Accountants**

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

**Accounting & Tax | Wealth Management | Corporate Finance**

Tel 704.377.0239 | greerwalker.com